                                                                      EXHIBIT 12


                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                                     Years Ended December 31,
                                                 -----------   ------------   -----------   -----------   -----------
                                                    1997          1998           1999          2000          2001
                                                 -----------   ------------   -----------   -----------   -----------
Earnings as Defined in Regulation S-K (A):
Income from Continuing Operations (B)                  $560           $644          $723          $764          $770
Income Taxes (C)                                        284            428           563           490           373
Fixed Charges                                           543            577           615           719           872
                                                 -----------   ------------   -----------   -----------   -----------
Earnings                                             $1,387         $1,649        $1,901        $1,973        $2,015
                                                 ===========   ============   ===========   ===========   ===========

Fixed Charges as Defined in Regulation S-K
(D)

Total Interest Expense (E)                             $470           $481          $506          $610          $787
Interest Factor in Rentals                               11             11            10            10            10
Subsidiaries' Preferred Securities Dividend
    Requirements                                         44             71            85            85            67
Preferred Stock Dividends                                12              9             9             9             5
Adjustment to Preferred Stock Dividends to
     state on a pre-income tax basis                      6              5             5             5             3
                                                 -----------   ------------   -----------   -----------   -----------
Total Fixed Charges                                    $543           $577          $615          $719          $872
                                                 ===========   ============   ===========   ===========   ===========

Ratio of Earnings to Fixed Charges                     2.55           2.86          3.09          2.73          2.30
                                                 ===========   ============   ===========   ===========   ===========

Notes:

(A) The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
      (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B) Excludes income from discontinued operations and extraordinary item recorded in 1999.

(C) Includes State income taxes and Federal income taxes for other income and excludes taxes applicable to extraordinary item recorded in 1999.

(D) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Enterprise Group Incorporated.

(E)   Excludes interest expense from discontinued operations.